EXHIBIT 99.1

Lombard Medical Announces Scientific Presentations on Aorfix(TM) Endovascular Stent Graft at 41st Annual VEITHsymposium

IRVINE, Calif. and LONDON, Nov. 6, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that Aorfix™, an endovascular stent graft for AAA repair, will be featured in two scientific presentations at the 41st annual VEITHsymposium. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complicated AAA anatomies. The VEITHsymposium will be held at the New York Hilton-Midtown in New York City on November 18th – 22nd.

"We look forward to presenting two-year efficacy and safety outcomes data on Aorfix from our Pythagoras pivotal trial at one of the world's leading conferences on vascular disease," said Simon Hubbert, CEO of Lombard Medical. "Since its widespread commercial availability, Aorfix has been successfully used to treat thousands of patients with a broad range of anatomic complexity, and the data being presented at the VEITHsymposium will provide quantitative measures to reinforce the product's long-term clinical performance and utility."

Aorfix will be featured in the following scientific presentations at the VEITHsymposium:

Thursday, November 20th
Session 57 (Grand Ballroom West, 3rd floor)
New York Hilton-Midtown

8:28 – 8:33am	Results with the Aorfix VR Device from Lombard are Good: How Iliac
Morphology and Changes in Morphology Affect Outcomes
Presenter: Brian R. Hopkinson, ChM

8:34 – 8:39am	Good Mid-term Outcomes with the Aorfix Endograft in the PYTHOGORAS
PMA Trial: Advantages and Limitations
Presenter: Mark F. Fillinger, MD

In addition, Lombard will be hosting a lunch symposium for VEITHsymposium attendees and press:

Thursday, November 20th
Nassau Suites East and West, 2nd floor
New York Hilton-Midtown

12:00 – 1:00pm	2-Year Results from the Aorﬁx™ Pythagoras PMA Study and
Clinical Experience Beyond
Presenters: Mark F. Fillinger, MD, Andrew Holden, MD,
Mahmoud B. Malas, MD, Nilo Mosquera, MD, William D. Jordan Jr., MD
and Grayson Wheatley, MD

For more information or to confirm your interest in attending the symposium, please contact: Tina Lai at Tina.Lai@lombardmedical.com or visit the Lombard booth #300/301/302 at the VEITHsymposium on the Third Floor Promenade in the New York Hilton-Midtown.

About AORFIX™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the US, aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Ian Ardill, Chief Financial Officer
         Tel: +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000